UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                            FORM 12B-25

                    NOTIFICATION OF LATE FILING

 (CHECK ONE): <square> Form 10-K  <square> Form 20-F  <square> Form 11-K
 <checked-box> Form 10-Q  <square> Form N-SAR

          For Period Ended:  JUNE 30, 2000

          [   ] Transition Report on Form 10-K
          [   ] Transition Report on Form 20-F
          [   ] Transition Report on Form 11-K
          [   ] Transition Report on Form 10-Q
          [   ] Transition Report on Form N-SAR

          For the Transition Period Ended:__________________________

 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                  PART 1 - REGISTRANT INFORMATION
                       PLASTICS MFG. COMPANY
                     (Full Name of Registrant)

                                N/A
                    (Former Name if Applicable)

                    W190 N11701 MOLDMAKERS WAY
     (Address of Principal Executive Office (STREET AND NUMBER))

                    GERMANTOWN, WI  53022-8214
                     (City, State and Zip Code)

                     PART II - RULES 12B-25(B) AND (C)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on <checked-box> or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III - NARRATIVE

 State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
                      (attach extra sheets if needed)

 DUE TO A DEATH, REGISTRANT'S INDEPENDENT ACCOUNTANT IS UNAVAILABLE TO CONDUCT THE REVIEW REQUIRED BY RULE 10-01(D) OF REGULATION S-X PRIOR TO THE DUE DATE FOR FILING THE FORM 10-Q.


                        PART IV - OTHER INFORMATION

 (1) Name and telephone number of person to contract in regard to this notification:

               PAUL MANLEY         (262) 250-3720
                (Name)            (Telephone Number)


 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                            <checked-box> YES <square> NO

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            <checked-box> YES <square> NO

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     EXPLANATION OF ANTICIPATED CHANGE

 THE REGISTRANT BEGAN MANUFACTURING OPERATIONS IN NOVEMBER, 1997 AND WAS CONSIDERED A DEVELOPMENT STAGE COMPANY THROUGH MARCH, 1999. THEREFORE, THE QUARTERLY PERIOD ENDED JUNE 30, 1999 REPRESENTED REGISTRANT'S FIRST QUARTERLY PERIOD OF SUBSTANTIAL OPERATIONS. SALES AND EARNINGS RESULTS FOR THE QUARTER ENDED JUNE 30, 2000, AS COMPARED TO THE QUARTER ENDED JUNE 30, 1999 ARE EXPECTED (SUBJECT TO REVIEW AND COMPLETION OF FORM 10-Q FOR THE QUARTERLY PERIOD) TO BE APPROXIMATELY AS FOLLOWS:

                        3 MONTHS ENDED JUNE 30  9 MONTHS ENDED JUNE 30,
                             1999        2000       1999        2000
     Sales               $1,737,438  $9,822,545 $3,960,830  $23,420,656
     Net Income (Loss)   $ (300,604) $    3,215 $ (868,206) $    86,607

 Results reported for the three months ended March 31, 1999 and 2000 indicated comparable changes.


                            SIGNATURES

  Plastics Mfg. Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 Date:  August 14, 2000       By  SCOTT W. SCAMPINI

                                  Scott W. Scampini
                                  Executive Vice President